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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    028731107
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                                 (CUSIP Number)

                                   YANCHUN LI
                      ROOM 2610 CONVENTION PLAZA APARTMENT
            SOUTH WEST TOWER CONVENTION PLAZA HARBOUR ROAD HONG KONG
                                 86-451 6666601
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 18, 2001
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            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mr. Jun Min
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]            Not applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
     Not applicable
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6.   Citizenship or Place of Organization
     China
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               7.   Sole Voting Power
  NUMBER OF         1,206,228
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,206,228
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,206,228
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)            Nil                                   [_]
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13.  Percent of Class Represented by Amount in Row (11)
     11.89%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1.  SECURITY AND ISSUER.

The statement relates to the Common Stock, par value $0.01 per share ("Common Stock") issued by American Oriental Bioengineering Inc., a Nevada Corporation (the "Company"), whose principal executive offices are located at No. 12 Jiance Road, Nangang District, Harbin, People Republic of China 15008.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Ms. Yanchun Li, a China individual person ("Reporting Person"), whose address is Room 2610 Convention Plaza Apartment, South West Tower Convention Plaza, Harbour Road, Hong Kong. The Reporting Person is a Director and Treasurer of the Company.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

On December 18, 2001, Internet Golf Association, Inc. and Harbin Three Bioengineering Co., Ltd. ("HTHB") entered into an agreement whereby Internet Golf Association, Inc. acquired 100% of the equity interest of HTHB (The "Acquisition"). In connection with the Acquisition, on December 21, 2001, Internet Golf Association, Inc. filed an Information Statement on Schedule 14C and a Revised Information Statement as Amendment No. 1 to Schedule 14C after the parties to the Acquisition have determined the specific structure of the Acquisition. The Reporting Person has been appointed Director and Treasurer of the Company. On January 3, 2002, Internet Golf Association, Inc. changed its name to American Oriental Bioengineering, Inc.

The Acquisition was treated as a purchase for accounting purposes, with HTHB becoming a wholly owned subsidiary of the Company on closing. The Company exchanged 8,538,943 shares of Common Stock for that number of shares of HTHB that constitutes 100% of the equity interest of HTHB. The Reporting Person, as one of the shareholders of HTHB, received 1,055,450 shares of Common Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

The Acquisition resulted in HTHB becoming a wholly owned subsidiary of the Company on closing. The Company exchanged 8,538,943 shares of Common Stock for that number of shares of HTHB that constitutes 100% of the equity interest of HTHB. The principal terms of the Acquisition plan were the following:

1. The Company acquired all of the equity interest in HTHB through a tax-free share exchange of 8,538,943 shares of newly issued restricted Common Stock of the Company for 100% equity interest in Bestkey International Ltd., which owned HTHB.
2. The Company, as a condition of the Acquisition, has converted the existing outstanding debt held by Zenith Petroleum Corporation into 439,000 shares of its Common Stock.
3. The Company converted all existing debt held by Triton Equities Fund into 100,000 shares of its Common Stock. 4. The Company has issued 160,000 shares of restricted Common Stock to Mid-Continental Securities Corp. for its services in arranging the Acquisition.
5. The Company has paid the legal fees for certain documentation related to the Acquisition by issuing 39,000 shares in satisfaction of these fees.
6. The Company engaged under a three-year contract with the former president of the Company, Patricia Johnston, to facilitate the operations of the Company after the Acquisition. Mrs. Johnston received 100,000 shares of Common Stock in consideration for the entire three-year consultancy term.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As of the date of the Event, the Reporting Person beneficially owned 1,055,450 shares of the Company's Common Stock, comprising approximately 10.40% of the shares outstanding. The percentage used herein was calculated based upon the 10,141,017 shares of Common Stock of the Company stated by the Company as issued and outstanding as of December 18, 2001. The Reporting Person has sole voting and dispositive powers with respect to 1,055,450 shares of Common Stock, which he owns. The Reporting Person has not effected other transactions in the shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A Purchase Agreement dated December 18, 2001 was signed between Internet Golf Association, Inc. and HTHB to exchange 8,538,943 shares of Common Stock of the Company in consideration for 100% of the equity interest of HTHB as described. The Reporting Person, as one of the beneficiaries of the said 8,538,943 shares, received 1,055,450 shares of Common Stock of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2003
/s/ Yanchun Li
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